Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Income (loss) before income taxes	$(45,250)	$746	$(41,075)	$289
Adjustments:
Add fixed charges:
Interest expense	1,909	5,342	3,549	6,444
Rental expense attributable to interest	11	37	54	80

Total fixed charges	1,920	5,379	3,603	6,524

Adjusted earnings (loss)	$(43,330)	$6,125	$(37,472)	$6,813

Ratio of earnings (loss) to fixed charges (a)	(22.6)	1.1	(10.4)	1.0

(a)	For the three and six months ended June 30, 2008, earnings as defined were inadequate to cover fixed charges as defined by $45.3 million and $41.1 million, respectively.